Grupo PRISA





To: **Mr. Paul Dudek**

Office of International Corporate Finance
Securities Exchange Comission

No. Fax: 1-202-942.96.24

From: **Mr. Miguel Satrústegui**

Promotora de Informaciones, S.A.

No. Fax: 91.330.10.70

Date: 08/07/03
No. of pages (including this one): -67-

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A. Notice of significant event (*Comunicación de hecho relevante*), dated April, 11, 2003, regarding the lawsuit that Promotora de Informaciones, S.A. has filed against the Bolivian Group Garafulic, before the International Chamber of Commerce, headquartered in Paris. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 1. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 2. The English version of the press release was not filed with the CNMV.

B. Notice of significant event (*Comunicación de hecho relevante*), dated May, 6, 2003, regarding the sale by Promotora de Informaciones, S.A. (through their Argentine subsidiaries of Group Santillana) to the Argentine Group Cúspide, of 100% of the share capital of Fausto Librarians, for a price of 585.000 US Dollars. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 3. No English translations, versions or summaries of this document has been prepared.

C. Notice of significant event (*Comunicación de hecho relevante*), dated May 14, 2003, regarding the first quarter report of year 2003. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 4. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 5. The English version of the press release was not filed with the CNMV.

D. Notice of significant event (*Comunicación de hecho relevante*), dated May, 26, 2003, regarding the transmission by Promotora de Informaciones, S.A. (through its subsidiary Grupo Santillana de Ediciones, S.L) to International House and to others persons, of 66,96% of the share capital of Net Languages, S.L for a non significant price. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 6. No English translations, versions or summaries of this document has been prepared.

E. Notice of significant events (*Comunicación de hecho relevantes*), dated June 18 and June 26, 2003, respectively, regarding the resolution of the Shareholders Agreement entered into between Prisa and Group Canal +, S.A. in Sogecable, by decision of the latter. The *Comunicaciones de hechos relevantes* (in Spanish) are attached as Items 7 and 8. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 9. The English version of the press release was not filed with the CNMV.

F. Notice of significant event (*Comunicación de hecho relevante*), dated June 30, 2003, regarding the sale by Promotora de Informaciones, S.A. (through its subsidiary Grupo Empresarial de Medios Impresos, S.L.) to Ical Mediatel, S.L. of 60% of the share capital of Nuevo Diario de Valladolid, S.A. for a price of 1.052.000 Euros. The *Comunicación de hecho relevante* (in Spanish) is attached as Item 10. An English language press release regarding the subject matter of the *Comunicación de hecho relevante* is attached as Item 11. The English version of the press release was not filed with the CNMV.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,



Miguel Satrústegui
General Secretary

Enclosures

ITEM 1

Grupo PRISA 

PROMOTORA DE INFORMACIONES S.A., en cumplimiento de lo dispuesto en el artículo 82 de la Ley del Mercado de Valores, hace público el siguiente

HECHO RELEVANTE

I.- Que PROMOTORA DE INFORMACIONES S.A. suscribió en el año 2000 un acuerdo con Grupo GARÁFULIC para desarrollar conjuntamente sus actividades en Bolivia en los sectores de la prensa, la radiodifusión, la televisión e internet, que fue comunicado como hecho relevante en octubre de ese año. Asimismo, se comunicó como hecho relevante en diciembre de 2002 el acuerdo suscrito con Grupo Garáfulic para capitalizar las sociedades conjuntas.

II.- Que, pese al acuerdo alcanzado y a la voluntad de PROMOTORA DE INFORMACIONES S.A., la capitalización de créditos por importe de 1,8 millones de dólares prevista en diciembre de 2002 no se ha podido llevar a efecto hasta la fecha. Asimismo, se han producido en el seno de esas sociedades otros desacuerdos, por causas imputables a Grupo GARÁFULIC, que han llevado a las mismas a una situación de bloqueo en la toma de decisiones.

III.- Que, ante la situación de bloqueo y haciendo uso del derecho reconocido en los contratos suscritos, PROMOTORA DE INFORMACIONES S.A. ha requerido a Grupo GARÁFULIC que adquiera las acciones de las sociedades conjuntas constituidas en su momento por la cantidad invertida por PROMOTORA DE INFORMACIONES S.A. (11.250.000 dólares USA) más intereses.

IV.- Que ante la falta de respuesta afirmativa de Grupo GARÁFULIC, PROMOTORA DE INFORMACIONES S.A. ha interpuesto una demanda arbitral ante la Corte Internacional de Arbitraje de la Cámara de Comercio Internacional, con sede en París, para exigir el cumplimiento de la referida obligación de Grupo GARÁFULIC.

Madrid, a 11 de abril de 2003.

Miguel Satrústegui Gil-Delgado
Secretario General

ITEM 2


Grupo PRISA

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CORPORATE GOVERNANCE | BUSINESS UNITS | INVESTORS RELATIONS | PRESS ROOM | CAREERS | EVENTS | FOUNDATIONS

> PRESS ROOM
· Press Releases

PRISA FILES LAWSUIT AGAINST GRUPO GARÁFULIC IN BOLIVIA

11-04-2003

Grupo PRISA has informed the Stock Market Commission, as a relevant incident, of the arbitration suit filed with the International Chamber of Commerce, headquartered in Paris, *against Grupo Garáfulic. The following is a transcription of* its content:

I.- That in the year 2000, PROMOTORA DE INFORMACIONES, S.A. signed an agreement with Grupo GARÁFULIC to jointly carry out their activities in the areas of press, radio broadcasting, television, and Internet in Bolivia; that the agreement *signed with Grupo GARÁFULIC to capitalize the joint companies* was reported as a relevant incident in October of 2002.

II.- That despite the agreement that was reached and at the request of PROMOTORA DE INFORMACIONES, S.A., the capitalization of loans for a total of 1.8 million dollars that was planned in December of 2002 to date has not been carried out. Likewise, other disagreements have occurred in these companies due to causes that can be attributed to Grupo GARÁFULIC, leading to a situation in which decision-making has been blocked.

III.- That in response to this deadlocked situation, and availing itself of the rights recognized in the signed contracts, PROMOTORA DE INFORMACIONES, S.A. has requested that Grupo GARÁFULIC purchase the shares of the joint companies created at such time for the amount invested by PROMOTORA DE INFORMACIONES, S.A. (11,250,000 U.S. dollars) plus interest.

IV.- That in response to the lack of an affirmative response from Grupo GARÁFULIC, PROMOTORA DE INFORMACIONES, S.A. *has filed an arbitration suit* with the International Arbitration Court of the International Chamber of Commerce, headquartered in Paris, to require compliance by Grupo GARÁFULIC with this obligation.

ESPAÑOL | PRISA WORLDWIDE PRESENCE>> | PRISA'S MARKET PRICE>> | SUPPLIERS

ITEM 3

Madrid, 6 de mayo de 2003

COMUNICACIÓN DE INFORMACIÓN RELEVANTE

PROMOTORA DE INFORMACIONES S.A. comunica que GRUPO SANTILLANA, a través de sus sociedades filiales en Argentina, ha vendido al Grupo argentino CÚSPIDE, el 100% de las acciones de LIBRERÍAS FAUSTO, S.A., propietaria de la cadena de librerías Fausto, por el precio de quinientos ochenta y cinco mil dólares estadounidenses.

GRUPO SANTILLANA, que éste año cumple 40 años de presencia en el mercado argentino, continúa su presencia en el mismo con su actividad editorial, educativa y de formación, a través de sus marcas Santillana, Aguilar, Alfaguara, Taurus, Richmond, y Santillana Docentes.

ITEM 4

GENERAL

AVANCE TRIMESTRAL DE RESULTADOS CORRESPONDIENTE AL:

TRIMESTRE PRIMERO **AÑO** 2003

Denominación Social:
PROMOTORA DE INFORMACIONES, S.A.

Domicilio Social:
C/GRAN VÍA, 32, 6ª PLANTA

N.I.F.
A28297059

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:

JUAN LUIS CEBRIAN ECHARRI, CONSEJERO DELEGADO DEL GRUPO PRISA. ESCRITURA 2387/99 DE 5 DE JULIO DE 1999.

Firma:

A) AVANCE TRIMESTRAL DE RESULTADOS

Uds.: Miles de euros

		INDIVIDUAL		CONSOLIDADO	
		Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
IMPORTE NETO DE LA CIFRA DE NEGOCIO (1)	0800	15.496	13.806	303.841	279.468
RESULTADO ANTES DE IMPUESTOS	1040	1.629	-7.941	9.713	5.325
RESULTADO DESPUES DE IMPUESTOS	1044	5.742	15.472	5.179	32.892
Resultado atribuido a Socios Externos	2050			706	-134
RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060			5.885	32.758
CAPITAL SUSCRITO	0500	21.881	21.881		
NUMERO MEDIO DE PERSONAS EMPLEADAS	3000	102	101	9.255	8.892

B) EVOLUCION DE LOS NEGOCIOS
(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

Ver anexo I

B) EVOLUCION DE LOS NEGOCIOS (continuación)
(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el período cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

Se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales y que en la última comunicación de resultados.

No obstante, en el detalle de evolución de los negocios (Anexo I), existe un desglose de ingresos por línea de actividad donde a efectos de una mejor comparación de la información, se ha procedido a reclasificar los ingresos por promociones anteriormente incluidos en "Venta de periodicos" a "Otros ingresos"

En el período Enero-Marzo de 2002, el importe de dicha reclasificación ha sido de 4,23 millones de euros.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.

D). DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción	Importe (Miles de Euros)
1. Acciones Ordinarias	3100			
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

NO SE HAN DISTRIBUIDO DIVIDENDOS DURANTE ESTE EJERCICIO

E) HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en bolsa determinantes de la obligación de comunicar complementada en el art. 53 de la LMV (5 por 100 y múltiplos)	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos y disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.)	3220	X	
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. *Emisiones, reembolsos o cancelaciones de empréstitos*	3240		X
6. Cambios de los Administradores o del Consejo de Administración	3250		X
7. Modificaciones de los Estatutos Sociales	3260		X
8. Transformaciones, fusiones o escisiones	3270		X
9. Cambios en la regulación institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del Grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo	3290		X
11. Situaciones concursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (*intercambio de paquetes accionariales, etc.*)	3330		X
14. Otros hechos significativos	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

Con fecha 29 de enero de 2003, PROMOTORA DE INFORMACIONES, S.A. comunicó el aumento de su participación en el capital social de IBERBANDA, S.A. de un 18,62% hasta un 24,23%, como consecuencia de la suscripción parcial de una ampliación de capital y de la utilización de un derecho de opción de compra sobre acciones de la compañía en régimen de autocartera.
La operación supuso una inversión total de un millón y medio de euros.

El 29 de enero de 2003, PROMOTORA DE INFORMACIONES, S.A., comunica que - en el contexto del acuerdo alcanzado entre Sogecable, S.A. y Telefónica de Contenidos,S.A.U con vistas a adaptar el que suscribieron el 8 de mayo de 2002 a las condiciones establecidas por el Consejo de Ministros para la ejecución de la operación de integración de Vía Digital en Sogecable- se ha comprometido a proporcionar a Sogecable un crédito participativo de cincuenta millones de euros que tendrá un plazo de 10 años, al que se aplicarán las mismas condiciones que a los créditos participativos que se han comprometido a proporcionar Telefónica Contenidos y Groupe Canal +.

Con fecha de 6 de febrero de 2003, PROMOTORA DE INFORMACIONES, S.A. remite información sobre la Comisión de Auditoría y Cumplimiento.

Con fecha 21 de febrero de 2003, PROMOTORA DE INFORMACIONES, S.A. remite información correspondiente al segundo semestre del 2002, así como los resultados correspondientes al ejercicio 2002.

Con fecha 20 de marzo de 2003 se comunica que el Consejo de Administración de PROMOTORA DE INFORMACIONES, S.A., ha decidido celebrar su Junta General Ordinaria de Accionistas, previsiblemente en primera convocatoria, en Madrid, el día 10 de abril de 2003.

El 24 de marzo de 2003, PROMOTORA DE INFORMACIONES, S.A, remite el Orden del Día de la Junta General Ordinaria de Accionistas a celebrar el 10 de abril de 2003 y acompaña el anuncio que se haría público así como el texto íntegro de las Cuentas Anuales e Informe de Gestión referidos al ejercicio 2002 de la Sociedad y su Grupo Consolidado, los respectivos informes del auditor de cuentas, y el Informe de los Administradores en relación con las modificaciones estatutarias propuestas, puestos a disposición de los accionistas a partir de la fecha de convocatoria.

NOTA: en caso de ser insuficiente el espacio reservado en estos cuadros para las explicaciones solicitadas, la sociedad podrá adjuntar cuantas hojas adicionales considere necesarias.



Grupo PRISA

Resultados primer trimestre de 2003

14 de Mayo de 2003

PRISA FACTURÓ 304 MILLONES DE EUROS (+8,7%) EN EL PRIMER TRIMESTRE DEL AÑO

40 millones de euros de EBITDA (+0,4%) y 5,9 millones de euros de beneficio neto

Durante los primeros tres meses del ejercicio 2003, los acontecimientos más destacables son los siguientes:

- Fuerte crecimiento de las difusiones de los principales periódicos que han llevado a un incremento de los **ingresos por venta de periódicos y revistas** del 15,7% hasta alcanzar los 60 millones de euros.
- **Los ingresos publicitarios** del grupo mejoran el comportamiento del mercado publicitario español en cada uno de los medios en los que está presente. Destaca el crecimiento del 2,4% de la radio.
- **Mejoras operativas en El País y la Radio que incrementan significativamente su resultado de explotación en un 39% y 10% respectivamente.**
- Las ventas **de educación** de Santillana en Latinoamérica crecen en moneda local en la mayor parte de los países. Las depreciaciones de las monedas latinoamericanas y del dólar respecto al euro dificultan la comparación anual
- Excelente comportamiento del **periódico deportivo As** que incrementa sus ingresos en un 33% y su circulación en un 34%; mejora notablemente su resultado de explotación y gana cuota de mercado.
- **Reducción significativa de las pérdidas** en periódicos regionales y Prisacom

GENERAL

El primer trimestre del ejercicio 2003, ha transcurrido en un ambiente de fuerte incertidumbre geopolítica, en el que la intervención militar de Estados Unidos y Gran Bretaña en Irak y la tensión de los meses que la precedieron ha configurado un complejo panorama para el desarrollo de la actividad empresarial.

Finalizado el conflicto bélico, los interrogantes sobre las economías se mantienen y los mercados están vigilantes ante la evolución de los principales indicadores económicos.

En medio de este ambiente tan confuso, durante el primer trimestre de 2003, los resultados del grupo han sido satisfactorios: **los ingresos se han incrementado un 8,7%** hasta alcanzar los 304 millones de euros, el EBITDA ha experimentado un crecimiento del 0,4% y el beneficio neto ha alcanzado los 5,9 millones de euros.

El Grupo Prisa continúa con su **política rigurosa de contención y ahorro del gasto** que ha contribuido a la consecución de las mejoras operativas alcanzadas en la mayor parte de sus negocios.

Para el grupo el **control de la deuda** es un elemento prioritario así como la racionalización de las inversiones y la desinversión en las actividades no estratégicas que arrojen pérdidas ó no ofrezcan oportunidades de crecimiento.

MERCADO PUBLICITARIO

En el primer trimestre del ejercicio 2003, el mercado publicitario español ha experimentado una ligera tendencia al alza explicado por la recuperación de la inversión publicitaria en televisión, aunque en general el mercado continúa mostrando síntomas de debilidad. En este marco, bs medios impresos continuaron sufriendo los efectos de la recesión sobre todo en los periódicos nacionales y en la prensa económica.

A efectos comparativos es importante recordar que la Semana Santa ha coincidido en el año 2003 en el segundo trimestre mientras que en 2002 tuvo lugar en el primer trimestre. El impacto de este hecho en la facturación publicitaria es significativo.

El conjunto de los **ingresos publicitarios del Grupo**, ha experimentado un **crecimiento del 3,8%** hasta alcanzar los 105 millones de euros. Caracol Radio se consolidó por primera vez en abril del 2002 y durante el primer trimestre de 2003 ha aportado unos ingresos de 4,4 millones de euros. Descontando este efecto, la publicidad del grupo habría experimentado una caída del 0,5%.

El liderazgo y la solidez del Grupo en cada uno de los soportes en los que está presente le han permitido mejorar el comportamiento respecto al mercado español.

LATINOAMERICA

Las perspectivas de crecimiento en Latinoamérica comienzan a presentarse más favorables ahora, tras varios años consecutivos de desaceleración.
La buena acogida al nuevo gobierno brasileño, la estabilidad en México y la recuperación de la actividad en Argentina se han reflejado en tasas positivas de variación del PIB desde el cuarto trimestre de 2002.

Santillana, la unidad editorial y de educación de Prisa, concentra sus ventas en el cono sur en los primeros meses del año y **las campañas de educación han mostrado en este primer trimestre muy buen comportamiento,** con crecimientos en moneda local en la mayor parte de los países.

La depreciación del dólar y de las monedas latinoamericanas respecto al euro ha tenido un impacto significativo en la comparación intertrimestral. Las depreciaciones han variado desde el 25% en Chile y Bolivia hasta el 44% en Brasil.

El impacto total de dichas depreciaciones en el grupo ha supuesto en el primer trimestre del ejercicio, 26 millones menos de ingresos y 9,6 millones menos de resultado de explotación en las cuentas del grupo.

CUENTA DE RESULTADOS

Las principales magnitudes económico-financieras de la cuenta de resultados del grupo durante el primer trimestre del ejercicio 2003 han sido las siguientes:

	ACUMULADO MARZO		
Millones €	**2003**	**2002**	**Var %**
Ingresos de explotación	**303,84**	**279,47**	**8,7**
EBITDA	**40,22**	**40,07**	**0,4**
EBIT	**20,67**	**22,65**	**(8,7)**
Resultado financiero	(5,54)	(5,45)	(1,7)
Resultado puesta en equivalencia	(4,32)	(1,16)	-
Amortización fondo de comercio	3,47	4,00	(13,3)
Resultado actividades ordinarias	**7,34**	**12,04**	**(39,0)**
Resultado extraordinario	2,37	(6,72)	-
Resultado antes de impuestos	**9,71**	**5,32**	**82,5**
Impuesto sobre beneficios	4,53	(27,57)	-
Resultado atribuido socios externos	(0,71)	0,13	-
Resultado neto	**5,89**	**32,76**	**(82,0)**

Los ingresos de explotación se incrementan un 8,7% alcanzando 304 millones de euros, frente a los 279 millones obtenidos en 2002.

Por línea de actividad, el desglose de los ingresos es el siguiente:

Millones de €	ACUMULADO MARZO 2003	2002	Var %
Ventas de publicidad	105,05	101,18	3,8
Venta de libros y derechos	74,25	84,11	(11,7)
Venta de periódicos	59,81	51,69	15,7
Venta de servicios de impresión	20,26	17,54	15,5
Venta de música	6,11	2,15	184,2
Otros ingresos	38,36	22,80	68,3
Total cifra de negocio	**303,84**	**279,47**	**8,7**

Las ventas de publicidad aumentan un 3,8% respecto al mismo periodo del año anterior. Caracol Radio se incorporó al perímetro de consolidación en abril de 2002 y durante los primeros tres meses del ejercicio 2003 ha aportado unos ingresos por publicidad de 4,4 millones de euros. Sin tener en cuenta esta incorporación, los ingresos por publicidad del grupo experimentarían una disminución del 0,5% mejorando el comportamiento medio del mercado en cada uno de los medios en los que Prisa está presente.

Por medios, la evolución de la publicidad mostró un crecimiento muy positivo en Radio (+2,4%), As (+21,3%), Prensa Regional (+62,5%), Cinco Días (+5,3%),y LOCALIA TV (+48,0%). Las cifras de publicidad de El País se mantuvieron sin variaciones con respecto al primer trimestre de 2002.

Las ventas de libros y derechos experimentan una caída del 11,7%, hasta los 74,25 millones de euros. La depreciación de las monedas de los países latinoamericanos en los que Santillana opera se ve reflejada en la comparación intertrimestral condicionando la caída.

Descontando el efecto de las depreciaciones que han supuesto unos menores ingresos por 24 millones de euros en esta línea de actividad, los ingresos de ventas de libros y derechos habrían experimentado un crecimiento del 17%.

Las ventas de periódicos y revistas crecen un 15,7% hasta alcanzar 59,81 millones de euros. Aumentan notablemente las difusiones de los principales periódicos y revistas del grupo. Su comportamiento se muestra a continuación:


EL PAÍS
446.943
+10,8%
495.104
1T 2002
1T 2003
5 DIAS
-2,5%
26.390
25.733
1T 2002
1T 2003
AS
+33,8%
159.005
212.762
1T 2002
1T 2003
PRENSA REGIONAL
+24,8%
30.284
37.783
1T2002
1T 2003
CINEMANIA
+145,5%
28.959
71.092
1T 2002
1T 2003
ROLLING STONE
+24,1%
36.802
45.664
1T 2002
1T 2003

Pese a que el mercado de impresión sigue afrontando un entorno complejo, con caídas de precios y de actividad, **la venta de servicios de impresión** crece un 15,5%, debido a la captación de nuevos clientes en España.

Las ventas de música han experimentado un incremento del 184,2%. Pese a la atonía en las ventas de la música a nivel mundial (afectada seriamente por el fenómeno de las descargas en Internet y la piratería), las actividades del grupo relativas a eventos, organización de conciertos y edición han tenido un buen comportamiento.

Los otros ingresos de explotación se incrementan un 68,3% debido fundamentalmente a los mayores ingresos procedentes de la realización de promociones. Adicionalmente, las mayores ventas de derechos audiovisuales y programas por la incorporación de la productora audiovisual Tesela al perímetro de consolidación en septiembre de 2002 y los mayores ingresos de Prisacom procedentes de los servicios de movilidad colaboran también al crecimiento.

La contribución de las líneas de actividad a los ingresos totales se muestra a continuación:


24%
20%
21%
30%
19%
15%
Publicidad
Libros y Derechos
Periódicos
Otros
Enero-Marzo 2003
Enero-Marzo 2002

La **distribución geográfica de los ingresos** durante el primer trimestre de los ejercicios 2003 y 2002 ha sido la siguiente:


1T 2003
1T 2002
25%
75%
32%
68%
España
Internacional
España
Internacional

La menor participación relativa del área internacional recoge las diferencias de cambio que han afectado negativamente a la actividad en America Latina. El 78% de los ingresos del Grupo generados fuera de España procedieron del negocio editorial de Santillana, un 14% corresponde a las actividades de radio y otros medios y un 8% proceden de la unidad de impresión

El resultado de explotación antes de amortizaciones y provisiones (EBITDA) se sitúa en el primer trimestre de 2003 en 40,22 millones de euros incrementando un 0,4% respecto al mismo período del ejercicio anterior.

El resultado de explotación (EBIT), alcanza los 20,67 millones de euros, frente a los 22,65 millones de euros del ejercicio anterior, lo que supone una disminución del 8,7%. **La significativa mejora operativa experimentada por El País, Radio, Prensa Especializada, Prisacom y GDM no ha podido compensar**:

- El efecto de la depreciación de las monedas latinoamericanas y del dólar frente al euro en las cuentas de Santillana que han generado 9,6 millones menos de resultado de explotación
- La detracción de parte de los nuevos negocios entre los que se encuentran *las televisiones locales, la música y* la unidad de *Medios Internacional* que también se ha visto afectada por el efecto de las depreciaciones de las monedas latinoamericanas
- El peor comportamiento del negocio de impresión, cuyo mercado sigue sufriendo un entorno complejo, con caídas de actividad y precio.

Descontando el efecto de las depreciaciones, el resultado de explotación del grupo se hubiese incrementado un 34% .

El resultado por puesta en equivalencia, recoge principalmente las participaciones en Sogecable, Antena 3 de Radio e Iberbanda, que se incorpora por primera vez al perímetro de consolidación aportando un resultado negativo de 1,7 millones de euros.

La **amortización del fondo de comercio** disminuye un 13,3% debido a la desaparición de los fondos de comercio de Grupo Caracol y Participaciones de Radio Latinoamericanas, S.L como consecuencia del acuerdo al que se llegó con el Grupo Bavaria, en el que se fijó un ajuste en el precio de la inversión realizada por el Grupo Prisa en 1999 en dichas sociedades.

El resultado extraordinario incluye 9 millones de euros positivos procedentes de la reversión de la provisión realizada en Iberbanda que se ha revertido debido al incremento del porcentaje de participación sin coste. Dicho importe explica la variación respecto al ejercicio anterior

En 2002 se contabilizaron ingresos por deducciones fiscales pendientes, correspondientes al 25% de las inversiones realizadas en 2001 en Moderna de Brasil y Radiópolis de México. Dado que dichas deducciones pendientes se agotaron en el pasado ejercicio, y que no se han aplicado nuevas deducciones fiscales en el presente ejercicio, se origina un **gasto por impuesto de sociedades** de 4,53 millones de euros frente al ingreso de 27,57 millones de euros del primer trimestre de 2002.

Consecuentemente, **el beneficio neto alcanza** 5,89 millones de euros frente a los 32,76 millones de euros registrados el ejercicio anterior, lo que supone una disminución del 82%. La cifra señalada mejora el comportamiento previsto en los presupuestos de la empresa.

BALANCE DE SITUACIÓN

ACTIVO	Millones de euros 31/03/2003	31/12/2002
INMOVILIZADO	**686,14**	**695,59**
Gastos de establecimiento	18,79	20,40
Inmovilizaciones inmateriales	126,24	128,53
Inmovilizaciones materiales	332,07	338,67
Inmovilizaciones financieras	181,33	180,28
Acciones de la Sociedad dominante a L/P	27,71	27,71
FONDO DE COMERCIO DE CONSOLIDACIÓN	**248,15**	**252,36**
GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS	**4,10**	**4,06**
ACTIVO CIRCULANTE	**572,02**	**549,69**
Existencias	96,34	94,38
Deudores	417,31	400,76
Inversiones financieras temporales	24,99	27,10
Tesorería	16,82	15,81
Ajustes por periodificación	14,70	9,75
Accionistas por desembolsos no exigidos	1,86	1,89
TOTAL ACTIVO	***1.510,41***	***1.501,70***

PASIVO	Millones de euros 31/03/2003	31/12/2002
FONDOS PROPIOS	**622,26**	**619,47**
Capital Suscrito	21,88	21,88
Reservas	594,49	515,53
Resultados atribuibles a la Sociedad Dominante	5,89	82,06
SOCIOS EXTERNOS	**29,34**	**31,91**
INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS	**22,87**	**20,56**
PROVISIONES PARA RIESGOS Y GASTOS	**21,75**	**21,39**
ACREEDORES A LARGO PLAZO	**338,11**	**343,49**
Deudas con entidades de crédito	319,02	323,31
Otras deudas a Largo	19,09	20,18
ACREEDORES A CORTO PLAZO	**476,08**	**464,88**
Deudas con entidades de crédito	162,78	155,45
Acreedores comerciales	171,16	168,49
Otras deudas a corto	136,06	136,17
Ajustes por periodificación	6,08	4,77
TOTAL PASIVO	***1.510,41***	***1.501,70***

INVERSIONES

La política de control del endeudamiento unido a las circunstancias del mercado, justifica la contención de las inversiones durante el primer trimestre del ejercicio. El importe total de inversiones ha ascendido a 19,3 millones de euros frente a 32 millones de euros en el mismo periodo del ejercicio 2002.

Las inversiones han sido las siguientes:

INVERSIONES 1T 2003	Millones de euros
Editorial	10,14
El País	3,81
Ocio y Entretenimiento	1,51
Radio	1,35
Otros	2,50
Total	**19,31**

POSICIÓN NETA DE TESORERÍA

La deuda neta a marzo de 2003 asciende a 440 millones de euros frente a 436 millones de euros a 31 de diciembre de 2002.

POSICIÓN FINANCIERA NETA 2003	Millones de euros
Deuda financiera	
A largo plazo	319,02
A corto plazo	162,78
Tesorería e inversiones financieras temporales	41,81
Deuda neta	**439,99**

La deuda a largo plazo representa el 66% del total de la deuda financiera.
Por monedas, un 65% de la deuda está denominada en euros y el resto en dólares.

A 31 de marzo la relación de deuda neta sobre fondos propios es del 70,7%.

ESTADO DE FLUJOS DE FONDOS

	31/03/2003
EBIT	**20,67**
Amortizaciones	19,73
Variación de circulante no financiero	-19,59
Inversiones	-19,31
Flujo de caja libre	**1,50**
Resultado financiero	-5,54
Resultado extraordinario	2,72
Impuestos	-4,53
Otros	1,71
VARIACIÓN DEUDA NETA	**4,14**

COMPORTAMIENTO DE LAS UNIDADES DE NEGOCIO

- El EBIT de **El País** se sitúa en 18,2 millones de euros, un 39,3% superior al registrado en el mismo periodo de 2002, con un fuerte incremento de la difusión.
- Los ingresos de la **Radio en España** crecen un 2,4% y el resultado de explotación (EBIT) mejora un 10,3%.
- **Buen comportamiento de las campañas de venta de libros de texto en América Latina** en moneda local.
- **Prensa Especializada y Regional** reducen significativamente sus pérdidas operativas. **El diario deportivo As incrementa su difusión media diaria un 33,8% hasta alcanzar 212.762 ejemplares.**
- **La actividad digital (Prisacom)** mejora su resultado operativo.
- **El área internacional** continúa su consolidación con un crecimiento de los ingresos del 32,7% debido a la contribución de Caracol
- **El negocio de impresión incrementa sus ingresos por la capatación de nuevos clientes en España** aunque sigue afectado por el impacto de un entorno difícil, con caídas generalizadas de precios y actividad.

INGRESOS DE EXPLOTACIÓN			
	ACUMULADO MARZO		
Millones de euros	2003	2002	Var %
El País	75,32	70,10	7,5
Prensa Espec y Regional	29,21	23,27	25,5
Radio	41,96	40,98	2,4
TV locales	2,87	3,51	(18,2)
Medios Internacional	10,34	7,79	32,7
Educación y Formación	75,82	86,81	(12,7)
Prisacom	2,53	2,64	(4,2)
Ocio y Entretenimiento	23,26	4,30	-
Impresión	27,28	25,45	7,2
GDM	19,22	17,90	7,4
Distribución	52,77	41,20	28,1
Otros	4,81	4,58	5,0
Ajustes de consolidación	(61,55)	(49,06)	23,9
TOTAL	**303,84**	**279,47**	**8,7**

RESULTADO DE EXPLOTACIÓN			
	ACUMULADO MARZO		
Millones de euros	2003	2002	Var %
El País	18,15	13,03	39,3
Margen EBIT	**24,1%**	**18,6%**	
Prensa Espec. y Regional	(0,94)	(2,68)	64,9
Margen EBIT	**(3,2%)**	**(11,5%)**	
Radio	5,37	4,87	10,3
Margen EBIT	**12,8%**	**11,9%**	
TV local	(3,05)	(3,01)	(1,3)
Margen EBIT	-	**(85,7%)**	
Medios Internacional	(1,92)	(1,81)	(6,1)
Margen EBIT	**(18,6%)**	**(23,2%)**	
Educación y Formación	9,24	14,38	(35,7)
Margen EBIT	**12,2%**	**16,6%**	
Prisacom	(2,91)	(3,28)	11,3
Margen EBIT	-	-	
Ocio y Entretenimiento	(2,90)	(1,73)	(68,2)
Margen EBIT	**(12,5%)**	**(40,2%)**	
Impresión	1,10	2,92	(62,3)
Margen EBIT	**4,0%**	**11,5%**	
GDM	0,75	0,67	11,9
Margen EBIT	**3,9%**	**3,7%**	
Distribución	0,14	0,07	100,0
Margen EBIT	**0,3%**	**0,2%**	
Otros	(2,36)	(0,78)	
TOTAL	**20,67**	**22,65**	**(8,7)**

EL PAÍS

Millones de euros	ACUMULADO MARZO 2003	2002	Var %
Total Ingresos explotación	**75,32**	**70,10**	**7,5**
Total gastos explotación	**57,17**	**57,07**	**0,2**
EBIT	**18,15**	**13,03**	**39,3**
%/Ventas	**24,1%**	**18,6%**	
EBITDA	**21,57**	**15,77**	**36,8**

Ingresos de explotación


MM €
100,0
80,0
60,0
40,0
20,0
0,0
70,1
75,3
1T 2002
1T 2003

Resultado de explotación (EBIT)


MM €
30,0
20,0
10,0
0,0
13,0
18,2
1T 2002
1T 2003

El País ha incrementado su solidez y rentabilidad durante el primer trimestre de 2003, con un excelente comportamiento de los ingresos, que aumentan un 7,5% y una significativa contención de los gastos de explotación que ha llevado a mejorar un 39% el resultado de explotación, alcanzando un margen EBIT sobre ventas del 24% .

- Los ingresos por circulación, que representan un 47% del total de ingresos de explotación, experimentan un crecimiento del 13,3%, debido al fuerte crecimiento experimentado en la difusión. El éxito de las promociones llevadas a cabo durante el primer trimestre del ejercicio ("Un país de cine"-45 DVD's de cine español- , "Los discos de tu vida" -25 CD's de música- y "España sello a sello") han contribuido a dicho comportamiento

Las difusiones tanto del **diario** como del suplemento **El Pais Semanal (EPS)** durante el primer trimestre del ejercicio muestran un importante crecimiento:

	Enero-Marzo 2003	Enero-Marzo 2002	Variación %
Diario El País	**495.104**	**446.943**	**10,8**
El País Semanal	**874.242**	**779.288**	**12,2**

El hecho de que la subida en el precio de careta de 0,9€ a 1€ tuviera lugar el 4 de marzo de 2002 ,ha tenido un efecto positivo en la comparación Intertrimestral.

- Los ingresos publicitarios, que han supuesto un 50% del total de los ingresos de explotación, muestran un comportamiento plano (-0,3%) respecto al mismo periodo del año anterior, a pesar de la incidencia negativa que sobre el mercado publicitario ha tenido la confrontación bélica en Irak. La evolución de los ingresos publicitarios de El País superó el comportamiento del mercado publicitario de la prensa nacional en España, que según estimaciones del sector, ha experimentado una caída del 8,5%.

El consumo de papel, que supone un 20% del total de los gastos de explotación de esta unidad de negocio, apenas ha aumentado un 0,6% con respecto al mismo periodo del ejercicio anterior pese al incremento de las tiradas, debido a una mejora de los precios. Los gastos por servicios exteriores, y por suministros, han disminuido de manera notable.

La rentabilidad ha mejorado significativamente, y el **margen de EBIT sobre ventas** se sitúa en el 24,1%, frente al 18,6% de 2002.

PRENSA ESPECIALIZADA Y REGIONAL

Millones de euros	ACUMULADO MARZO 2003	2002	Var %
Total Ingresos explotación	**29,21**	**23,27**	**25,5**
Total gastos explotación	**30,15**	**25,95**	**16,2**
EBIT **%/Ventas**	**(0,94)** **(3,2%)**	**(2,68)** **(11,5%)**	**64,9**
EBITDA	**(0,24)**	**(1,96)**	**87,8**

Ingresos de explotación


MM €
40,0
20,0
0,0
23,3
29,2
1T 2002
1T 2003

Resultado de explotación (EBIT)


MM €
10,0
0,0
-10,0
-20,0
-2,7
-0,9
1T2002
1T2003

El incremento sustancial de los ingresos que experimentan As, Prensa regional y Cinco Días, junto con el esfuerzo en la contención de gastos ha dado lugar a una disminución significativa de las pérdidas.

As mejora notablemente sus resultados destacando:

- Un incremento en los **ingresos por circulación** del 37,9% debido fundamentalmente a que la difusión media diaria aumenta significativamente. Durante el primer trimestre del ejercicio su difusión media diaria alcanza los 212.762 ejemplares, frente a los 159.005 del primer trimestre del ejercicio anterior, lo que supone un incremento del 33,8%.

  Asimismo, el hecho de que el precio de venta de los ejemplares se incrementara de 0,75€ a 0,8€ en marzo de 2002 ha favorecido la base de comparación.

- Un incremento en los **ingresos de publicidad** del 21,3%.

- Una **mejora** muy **significativa** del **EBIT**, que asciende a 0,76 millones de euros, frente a los 0,13 de millones de euros en el mismo periodo del ejercicio anterior.

La difusión media diaria alcanzada por **Cinco Días** ha sido de 25.733 ejemplares, frente a los 26.390 ejemplares del ejercicio anterior, lo que supone una caída del 2,5%.

Los ingresos publicitarios de Cinco Días han experimentado una mejora del 5%, y bs ingresos por promociones han crecido un 60%.

La Prensa Regional arroja un resultado de explotación negativo de 0,39 millones de euros frente a los 1,50 millones de euros negativos del ejercicio anterior. Esta mejora obedece a los mayores ingresos publicitarios y de circulación con crecimientos del 62,5% y del 49,7% respectivamente, y al esfuerzo en el ahorro de gastos.

El suplemento **El Dominical**, fruto del acuerdo de colaboración entre el Grupo Zeta y el Grupo Prisa, empezó a comercializarse el 22 de septiembre de 2002. Excluida su aportación, los ingresos publicitarios y de circulación de la Prensa regional crecerían un 16% y un 29% respectivamente.

RADIO

Millones de euros	ACUMULADO MARZO 2003	2002	Var %
Total Ingresos explotación	**41,96**	**40,98**	**2,4**
Total gastos explotación	**36,59**	**36,12**	**1,3**
EBIT **%/Ventas**	**5,37** **12,8%**	**4,87** **11,9%**	**10,3**
EBITDA	**6,60**	**5,99**	**10,2**

Ingresos de explotación


MM €
60,0
50,0
40,0
30,0
20,0
10,0
0,0
41,0
42,0
1T 2002
1T 2003

Resultado de explotación (EBIT)


MM €
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
4,9
5,4
1T 2002
1T 2003

Durante el primer trimestre del ejercicio 2003, **los ingresos de explotación** de la radio de Prisa en España se han incrementado un 2,4%, magnitud que destaca favorablemente frente a la atonía del mercado publicitario. La posición de liderazgo de Prisa en este soporte le ha permitido mejorar el comportamiento del mercado, que según estimaciones propias, ha registrado una caída del 1%

El incremento en los ingresos publicitarios junto con el esfuerzo en la contención relativa de costes produjo **una mejora operativa** del 10,3%. El margen de EBIT sobre ventas se sitúa en 12,8%.

En cuanto a **audiencia**, la primera ola del EGM confirmó una vez más el liderazgo de la SER tanto en radio convencional como en radiofórmulas. De forma especial destacó que, en radio convencional, la SER batiera el record de audiencia de la radio española con 4.984.000 oyentes, 553.000 más oyentes que en la tercera ola de 2002.

TV LOCALES

Millones de euros	ACUMULADO MARZO 2003	2002	Var %
Total Ingresos explotación	**2,87**	**3,51**	**(18,2)**
Total gastos explotación	**5,92**	**6,52**	**(9,2)**
EBIT **%/Ventas**	**(3,05)** **-**	**(3,01)** **(85,7%)**	**(1,3)**
EBITDA	**(2,59)**	**(2,47)**	**(4,9)**

Ingresos de explotación


MM €
8,0
6,0
4,0
2,0
0,0
3,5
2,9
1T 2002
1T 2003

Resultado de explotación (EBIT)


MM €
0,0
-4,0
-8,0
-3,0
-3,1
1T 2002
1T 2003

El negocio de las televisiones locales, continúa afianzándose en su sector. Diversas iniciativas legales indican la mejora y consolidación del marco regulatorio que hará posible el desarrollo del sector.
Actualmente son 73 las emisoras de televisión que operan en todo el territorio español bajo la marca Localia.

A pesar de que los ingresos publicitarios crecen un 48% con respecto al mismo periodo del año anterior, los ingresos de explotación caen un 18% debido a que en julio de 2002, se cancelaron las emisiones de la TV autonómica de Extremadura con la que Prisa tenía un contrato de producción de programación y contenidos.

El esfuerzo en la contención de gastos, que disminuyen un 9,2% en términos anuales ha compensado en parte la caída de los ingresos por lo que el resultado operativo se ha mantenido prácticamente estable respecto al ejercicio anterior.

MEDIOS INTERNACIONAL

Millones de euros	ACUMULADO MARZO 2003	2002	Var %
Total Ingresos explotación	**10,34**	**7,79**	**32,7**
Total gastos explotación	**12,26**	**9,60**	**27,7**
EBIT **%/Ventas**	**(1,92)** **(18,6%)**	**(1,81)** **(23,2%)**	**(6,1)**
EBITDA	**(0,74)**	**(0,94)**	**21,3**


Ingresos de explotación
MM €
20,0
15,0
10,0
5,0
0,0
7,8
10,3
1T 2002
1T 2003


Resultado de explotación (EBIT)
MM €
2,0
0,0
-2,0
-4,0
-1,8
-1,9
1T 2002
1T 2003

Esta unidad comprende los negocios de **Participaciones de Radio Latinoamericanas (PRL)** en Chile, Costa Rica, EEUU, Francia y Panamá, **Grupo Caracol** en Colombia, **Radiópolis** en México y **Garafulic** en Bolivia.

El crecimiento en los ingresos y gastos con respecto al primer trimestre de 2002 obedece fundamentalmente a la contribución de **Caracol** que comenzó a consolidarse *por integración global* en abril de 2002. La aportación de Caracol a las cifras del Grupo durante los primeros tres meses del ejercicio 2003 ha sido de 4,5 millones de euros de ingresos y -0,3 millones de euros de resultado de explotación.

El impacto de las depreciaciones de las monedas latinoamericanas en esta unidad de negocio ha supuesto 2 millones menos de ingresos de explotación.

En los primeros meses del ejercicio 2003, se ha renovado la programación y contenidos de las emisoras en México y Panamá y se han introducido modificaciones en las de Radio Caracol y Chile. El proyecto de Prisa para su radio en América incluye la adaptación a las emisoras al otro lado del Atlántico de formatos que ya han demostrado en España su calidad y elevado grado de aceptación y audiencia. Actualmente, se están emitiendo en México, Colombia y Chile con una gran acogida de audiencia.

La posición del grupo en Bolivia está pendiente de resolución de la Corte de Arbitraje de París sobre un contencioso con el Grupo Garafulic.

EDUCACIÓN Y FORMACIÓN

Millones de euros	ACUMULADO MARZO 2003	2002	Var %
Total Ingresos explotación	**75,82**	**86,81**	**(12,7)**
Total gastos explotación	**66,58**	**72,43**	**(8,1)**
EBIT	**9,24**	**14,38**	**(35,7)**
%/Ventas	**12,2%**	**16,6%**	
EBITDA	**15,24**	**20,95**	**(27,3)**

Ingresos de explotación


MM €
120,0
100,0
80,0
60,0
40,0
20,0
0,0
86,8
75,8
1T 2002
1T 2003

Resultado de explotación (EBIT)


MM €
20,0
15,0
10,0
5,0
0,0
14,4
9,2
1T 2002
1T 2003

Desde el punto de vista operativo, la unidad de **Educación y Formación** registra unos buenos resultados.

Las campañas de venta de libros de texto, que en el primer trimestre del año tienen lugar en la práctica totalidad de los países de América Latina con la excepción de México y Venezuela, han registrado un buen comportamiento, incrementándose los ingresos en moneda local de manera notoria en la mayor parte de los países.

Los resultados han estado condicionados por las depreciaciones de las monedas de los países latinoamericanos en los que Santillana está presente, lo que hace difícil la comparación anual. El impacto total de las depreciaciones ha originado 24 millones menos de ingresos y 9,6 millones menos de resultado de explotación en las cuentas de Santillana en el primer trimestre del ejercicio. Descontando dicho efecto, los ingresos de Santillana hubieran experimentado un crecimiento del 15% y su resultado de explotación hubiera mejorado un 31%.

OCIO Y ENTRETENIMIENTO

Millones de euros	ACUMULADO MARZO 2003	2002	Var %
Total Ingresos explotación	**23,26**	**4,30**	**-**
Total gastos explotación	**26,16**	**6,03**	**-**
EBIT **%/Ventas**	**(2,90)** **(12,5%)**	**(1,74)** **(40,2%)**	**(66,7)**
EBITDA	**(1,35)**	**(1,37)**	**1,5**

Ingresos de explotación


MM €
25,0
20,0
15,0
10,0
5,0
0,0
4,3
23,3
1T 2002
1T 2003

Resultado de explotación (EBIT)


MM €
2,0
-2,0
-6,0
-1,7
-2,9
1T 2002
1T 2003

El fuerte incremento producido en los ingresos y los gastos obedece en su mayor parte a las promociones que Gran Vía Musical realiza para El País.

No obstante y pese a la atonía del mercado de la música a nivel mundial, las actividades del grupo relativas a eventos, organización de conciertos y edición han tenido un buen comportamiento.

Asimismo, también contribuye la aportación de la **productora audiovisual Tesela**, que se incorporó al perímetro de consolidación en septiembre de 2002.

PRISACOM

Millones de euros	ACUMULADO MARZO 2003	2002	Var %
Total Ingresos explotación	2,53	2,64	(4,2)
Total gastos explotación	5,44	5,92	(8,1)
EBIT	(2,91)	(3,28)	11,3
%/Ventas	-	-	
EBITDA	(2,31)	(2,76)	16,3


Ingresos de explotación
MM €
6,0
4,0
2,0
0,0
2,6
2,5
1T 2002
1T 2003


Resultado de explotación (EBIT)
MM €
2,0
0,0
-2,0
-4,0
-6,0
-8,0
-3,3
-2,9
1T 2002
1T 2003

Las principales líneas de actividad se concentran en la venta de contenidos a servicios de movilidad, que representa un 56% del total de ingresos, y en la venta de publicidad, que supone un 12% del total de los ingresos.

Las pérdidas operativas disminuyen un 11,3% fundamentalmente por el importante esfuerzo en la contención de los gastos.

En noviembre de 2002 El País.es lanzó su nueva edición digital de pago. La nueva versión digital cuenta con información actualizada en tiempo real, infografías animadas, elementos multimedia e interactividad por parte de los usuarios. En la actualidad, El Pais.es cuenta ya con 16.000 suscriptores de pago efectivo y 6.000 abonados más en periodo de promoción gratuita que pueden acceder a múltiples contenidos y servicios exclusivos.

VENTAS DE PUBLICIDAD EN MEDIOS (GDM)

Millones de euros	ACUMULADO MARZO 2003	2002	Var %
Total Ingresos explotación	**19,22**	**17,90**	**7,4**
Total gastos explotación	**18,47**	**17,23**	**7,2**
EBIT	**0,75**	**0,67**	**11,9**
%/Ventas	**3,9%**	**3,7%**	
EBITDA	**0,86**	**0,77**	**11,7**

El mercado publicitario español continúa acusando síntomas de debilidad aunque en los primeros tres meses del ejercicio 2003, ha experimentado una ligera tendencia al alza explicada por la buena marcha de la televisión. La publicidad local en prensa y radio tuvo una evolución positiva. La prensa continuó sufriendo los efectos de la recesión sobre todo en los periodicos nacionales y en la prensa económica.

El liderazgo del Grupo en cada uno de los soportes le ha permitido comportarse mejor que el mercado.

Dada la naturaleza del negocio de esta unidad para poder analizar adecuadamente la evolución es necesario calcular los ingresos netos de explotación. Estos han mostrado un comportamiento en línea con el año anterior.

Millones de euros	ACUMULADO MARZO 2003	2002	Var %
Ventas de publicidad	**19,22**	**17,90**	**7,4**
Compras, consumos y aprov.	**14,80**	**13,47**	**9,9**
Ingresos netos explotación	**4,42**	**4,43**	**(0,2)**

No obstante, el importante esfuerzo en la contención de gastos ha hecho posible que tanto el EBITDA como el EBIT se incrementen un 12% en términos anuales.

Del total de publicidad gestionada por GDM, el 42 % corresponde a medios ajenos al grupo.

IMPRESIÓN

Millones de euros	ACUMULADO MARZO 2003	2002	Var %
Total Ingresos explotación	**27,28**	**25,45**	**7,2**
Total gastos explotación	**26,18**	**22,53**	**16,2**
EBIT	**1,10**	**2,92**	**(62,3)**
%/Ventas	**4,0%**	**11,5%**	
EBITDA	**3,86**	**5,46**	**(29,3)**

Ingresos de explotación


MM €
40,0
30,0
20,0
10,0
0,0
25,5
27,3
1T 2002
1T 2003

Resultado de explotación (EBIT)


MM €
5,0
4,0
3,0
2,0
1,0
0,0
2,9
1,1
1T 2002
1T 2003

Los ingresos de explotación han crecido un 7,2% debido fundamentalmente a la captación de nuevos clientes en España, a pesar de que el mercado ha seguido experimentando un entorno difícil, con caídas de precios y actividad. El crecimiento de los costes variables, junto con el aumento de los gastos de amortización derivados de la adquisición de maquinaria nueva, ha conducido a un empeoramiento del resultado operativo.

El desglose de los ingresos de explotación por mercado geográfico (doméstico y exportaciones), así como por la pertenencia o no de los clientes al Grupo Prisa (clientes del Grupo o terceros) ha sido la siguiente:

Clientes del Grupo: 25%



Clientes Terceros: 75%

Exportación: 24%



Nacional: 76%

Grupo PRISA 

a la atención de las secciones de Economía y Comunicación

NOTA DE PRENSA

RESULTADOS ENERO-MARZO 2003

PRISA FACTURÓ 304 MILLONES DE EUROS EN EL PRIMER TRIMESTRE DE 2003, UN 8,7% MÁS QUE EN EL MISMO PERIODO DEL PASADO EJERCICIO

?? **EL RESULTADO OPERATIVO (EBITDA) FUE DE 40 MILLONES DE EUROS, UN 0,4% MÁS QUE EN 2002 Y EL BENEFICIO NETO ASCENDIÓ A 5,9 MILLONES DE EUROS.**

?? **LOS INGRESOS POR VENTA DE PERIÓDICOS Y REVISTAS AUMENTAN HASTA 60 MILLONES DE EUROS, UN 15,7% MÁS QUE EN 2002, CON NOTABLES INCREMENTOS EN DIFUSIÓN.**

?? **EL PAÍS MEJORA SU RESULTADO DE EXPLOTACIÓN EN UN 39% Y AUMENTA SU DIFUSIÓN UN 11% CON RESPECTO A 2002.**

?? **LA RADIO EN ESPAÑA VUELVE A BATIR RÉCORD DE OYENTES, AUMENTA SU RESULTADO DE EXPLOTACIÓN EN UN 10% E INCREMENTA EN UN 2,4% SU FACTURACIÓN POR PUBLICIDAD.**

?? **EXCELENTE COMPORTAMIENTO DEL DIARIO DEPORTIVO AS, QUE AUMENTA SUS INGRESOS UN 33% Y SU CIRCULACIÓN EN UN 34% CON RESPECTO A 2002.**

?? **LAS DEPRECIACIONES DE LAS MONEDAS LATINOAMERICANAS Y DEL DÓLAR FRENTE AL EURO REDUCEN EL RESULTADO DE SANTILLANA EN LATINOAMÉRICA.**

Departamento de Comunicación:
Gran Vía, 32, 6ª - 28013 Madrid
Tel. : (34) 91 330 1079
Fax: (34) 91 330 1038
http://www.prisa.es

En los tres primeros meses del ejercicio 2003, un periodo marcado por la guerra en Irak y la incertidumbre que el conflicto bélico ha generado en la actividad económica y empresarial, el **Grupo PRISA** ha aumentado sus ingresos un 8,7%, hasta alcanzar los 304 millones de euros.

Este incremento en la facturación se debe, fundamentalmente, al notable crecimiento registrado en la venta de periódicos y revistas, con una significativa subida en la difusión de la mayoría de las publicaciones del Grupo. Asimismo, se ha producido un aumento del 3,8% en las ventas de publicidad, que han registrado un comportamiento mucho mejor que la media del mercado con incrementos significativos en la Radio (+2,4%); Prensa Regional (+62,5%); As (+21,3%); Cinco Días (+5,3%) y las televisiones locales (+48%). Además, la incorporación de la cadena de emisoras colombiana Radio Caracol al perímetro de consolidación a partir de abril de 2002 hace que en términos comparativos ésta haya aportado en el primer trimestre de este año unos ingresos por publicidad de 4,4 millones de euros.

Las actividades de **PRISA** en Latinoamérica, centradas en el negocio editorial a través de Santillana y en la radio, se han visto afectadas por la depreciación del dólar y de las monedas latinoamericanas. El impacto total de dichas depreciaciones ha supuesto 26 millones de euros menos de ingresos y 9,6 millones de euros menos en el resultado de explotación. Descontando el efecto cambiario, los ingresos por ventas de libros y derechos habrían presentado un incremento del 17%.

El resultado de explotación antes de amortizaciones y provisiones (EBITDA) se sitúa en el primer trimestre de 2003 en 40,22 millones de euros, incrementándose en un 0,4% respecto al mismo período del ejercicio anterior. El resultado de explotación (EBIT), alcanza los 20,67 millones de euros, frente a los 22,65 millones de euros del ejercicio anterior, lo que supone una disminución del 8,7%. Este descenso se explica --además de por el efecto de la depreciación de las monedas latinoamericanas ya señalado— por la contribución negativa de algunos de los negocios en desarrollo y por el peor comportamiento del área de impresión. Si descontamos el efecto de las depreciaciones, el resultado de explotación del grupo se habría incrementado un 34% con respecto al primer trimestre de 2002. El beneficio neto ha sido de 5,9 millones de euros.

Departamento de Comunicación:
Gran Vía, 32, 6ª - 28013 Madrid
Tel. : 34 - 913 301 000
Fax: 34 - 913 301 038/7
http://www.prisa.es

Respecto al comportamiento individual de las unidades de negocio, cabe destacar el excelente comportamiento de EL PAÍS, que reafirma su posición de primer periódico nacional en circulación y rentabilidad. EL PAÍS ha mejorado su resultado de explotación en un 39,3% gracias a un aumento en los ingresos, que han crecido un 7,5% hasta los 75,32 millones de euros y a una rigurosa política de contención del gasto. La difusión media del diario y de EL PAÍS SEMANAL se ha situado en 495.104 y 874.242 ejemplares respectivamente, con aumentos de un 11% y un 12% para cada uno de ellos.

En Prensa Especializada y Regional, cabe destacar que el diario deportivo AS mantiene su sólida línea ascendente y ha obtenido un incremento del 37,9% en los ingresos por circulación –con una difusión de 212.762 ejemplares frente a los 159.000 del primer trimestre de 2002-- y un aumento del 21,3% en su facturación publicitaria.

Son asimismo reseñables los aumentos de circulación de otras publicaciones del **Grupo PRISA**, como Cinemanía, que ha logrado una difusión media de 71.092 ejemplares, un 145% más que en el primer trimestre de de 2002; Rolling Stone, que ha superado los 45.000 ejemplares de media, un 8,7% más que el pasado ejercicio; y el conjunto de la prensa regional, que ha crecido un 24,7% en difusión con respecto a los primeros meses del pasado año.

La radio en España ha tenido un excelente comportamiento con una mejora del 2,4% en facturación publicitaria. El resultado de explotación ha mejorado un 10,3%. En cuanto al número de oyentes, la primera ola del Estudio General de Medios (EGM) confirmó una vez más el liderazgo de la Cadena SER con un nuevo récord de audiencia en radio convencional con 4.984.000 oyentes, 553.000 más que en la tercera ola de 2002.

En cuanto a la televisión local, son ya 73 las emisoras que operan bajo la marca Localia en toda España, constituyendo una oferta diferenciada y de calidad que sigue afianzándose en cobertura territorial y audiencia.

PRISA prosigue el desarrollo de una gran red de radio panamericana. En los primeros meses de 2003 se ha renovado la programación y contenidos de las emisoras en México y Panamá y se han introducido modificaciones en las de Colombia y Chile con el fin de adaptar al otro lado del Atlántico formatos de calidad demostrada en España.

Respecto a las actividades de música, las ventas de los distintos sellos del Grupo han aumentado un 184% pese a la crisis generalizada en un sector muy afectado por el fenómeno de las descargas en Internet y la piratería. Destacan los buenos resultados de las actividades relativas a organización de conciertos y edición.

Departamento de Comunicación:
Gran Vía, 32, 6ª - 28013 Madrid
Tel. : 34 - 913 301 000
Fax: 34 - 913 301 038/7
http://www.prisa.es

En el sector de Internet, Prisacom continúa de forma satisfactoria sus actividades de producción y explotación de contenidos para servicios de movilidad. Asimismo, sigue creciendo el número de suscriptores a la nueva edición de pago de Elpaís.es, con nuevos contenidos y servicios que colocan al diario digital entre las mejores ofertas informativas de la red.

Principales magnitudes financieras

Millones €	ACUMULADO MARZO 2003	2002	Var %
Ingresos de explotación	**303,84**	**279,47**	**8,7**
EBITDA	**40,22**	**40,07**	**0,4**
EBIT	**20,67**	**22,65**	**(8,7)**
Resultado financiero	(5,54)	(5,45)	(1,7)
Resultado puesta en equivalencia	(4,32)	(1,16)	-
Amortización fondo de comercio	3,47	4,00	(13,3)
Resultado actividades ordinarias	**7,34**	**12,04**	**(39,0)**
Resultado extraordinario	2,37	(6,72)	-
Resultado antes de impuestos	**9,71**	**5,32**	**82,5**
Impuesto sobre beneficios	4,53	(27,57)	-
Resultado atribuido socios externos	(0,71)	0,13	-
Resultado neto	**5,89**	**32,76**	**(82,0)**

Madrid, 14 de mayo de 2003

Departamento de Comunicación:
Gran Vía, 32, 6ª - 28013 Madrid
Tel. : 34 - 913 301 000
Fax: 34 - 913 301 038/7
http://www.prisa.es

ITEM 5



Grupo PRISA

JANUARY-MARCH 2003 RESULTS

PRISA REVENUES AMOUNTED TO €304 MILLION, INCREASING BY 8.7% IN THE FIRST QUARTER OF THE YEAR

EBITDA came in at €40 milllion, a 0.4% increase over the same period of the previous year and Net income amounted to €5.9 million

During the first three months of 2003, the most remarkable aspects were the following:

- Substantial growth in the circulation figures of the main newspapers of the group, which led **newspaper and magazine sales** to increase by 15.7% up to €60 million
- The **advertising revenues** of the Group outperformed the Spanish advertising market in every media channel Prisa operates. It is noteworthy the 2.4% increase at the Radio business division.
- **Significant operating improvements at El País and Radio business divisions. EBIT of El País and Radio rose by 39% and 10% respectively.**
- **Santillana Educational** sales in Latin America increased in local currency terms in most of the countries. The depreciation of the Latin American currencies and the dollar versus the euro impacted the comparison basis.
- Excellent performance of the **sport newspaper Diario As**, which increased its revenues and circulation figures by 33% and 34% respectively; In addition, the EBIT improved notably and even more, it gained market share.
- **Significant reduction of the operating losses at the Internet and Regional Press business divisions.**

GENERAL

The first quarter of 2003 elapsed within an environment of geopolitical uncertainties, where the military intervention of USA and UK in Iraq resulted in a complex panorama for the development of the managerial activity.

Once the war has ended, the questioning concerning the economies hold and markets are watchful of the evolution of the main economic indexes.

Within this so confused environment, during the first quarter of 2003, the performance of the Group was satisfactory: **revenues increased by 8.7%**, up to €304 million, EBITDA experienced a 0.4% increase and net income amounted to €5.9 million.

Grupo Prisa continues to implement a rigorous cost-cutting policy that has given rise to operating improvements achieved in most of the business divisions.

Top priorities for the Group include the control of the debt, the CAPEX rationalization as well as the disinvestments in non-core businesses that either are experiencing losses or are not expected to offer any grow opportunities.

ADVERTISING MARKET

In the first quarter of 2003, the Spanish advertising market experienced a slight upward trend as a result of the recovery of the advertising investment in the TV market. However, in general terms, it still continues to show signs of weakness.
Press continued to be hit by the economic crisis, mainly in both national and financial newspapers.

When comparing figures, it is important to remind that Eastern Holiday took place in the second quarter of 2003, whereas in 2002 took place in the first quarter. The impact of this event on the advertising revenues is significant.

The **Group advertising revenues** experienced a **3.8% growth**, up to €105 million. Caracol was first time consolidated in April 2002 and during the first quarter of 2003 contributed €4.4 million in advertising revenues. Without the effect of this figure, the Group advertising revenues would have declined by 0.5% year-on-year.

The leadership and soundness of the Group in every media channel where it is present, allowed it to outperform the Spanish advertising market.

LATIN AMERICA

Outlook for Latin America is becoming more favourable, after several consecutive years of economic deceleration.
The warm welcome received by the new Brazilian government, the Mexican stability and the beginning of the Argentinean economy recovery resulted in positive growth rates of the GDP since the fourth quarter of 2002.

Santillana, the publishing business division of Prisa, focus its sales on the Southern cone of Latin America during the first quarter of the year, and **the educational campaigns had a very good performance**, with growths in local currency terms in most of the countries.

Nevertheless, the depreciation of the dollar and the Latin American currencies versus the euro impacted significantly the year-on-year comparison. The currency depreciations varied between 25% in Chile and Bolivia and 44% in Brazil.

The total impact of the aforementioned depreciations resulted in a decrease in the revenues and EBIT of the Group amounting to €26 million and €9.6 million respectively

INCOME STATEMENT

The main financial figures of Grupo Prisa's P&L account during the first quarter of 2003 can be summarized as follows:

€Million	CUMULATIVE TO MARCH 2003	2002	Var %
Revenues	**303.84**	**279.47**	**8.7**
EBITDA	**40.22**	**40.07**	**0.4**
EBIT	**20.67**	**22.65**	**(8.7)**
Financial Result	(5.54)	(5.45)	(1.7)
Equity Method Result	(4.32)	(1.16)	-
Goodwill Amortization	3.47	4.00	(13.3)
Income before extraordinary items	**7.34**	**12.04**	**(39.0)**
Extraordinary Result	2.37	(6.72)	-
Pre-Tax Profit	**9.71**	**5.32**	**82.5**
Taxes over profits	4.53	(27.57)	-
Minority Interest	(0.71)	0.13	-
Net Profit	**5,89**	**32,76**	**(82.0)**

Revenues increased by 8.7%, up to €304 million, as compared to €279 million reached during the first quarter of 2002.

By business line, revenue breakdown was as follows:

€Million	CUMULATIVE TO MARCH 2003	2002	Var %
Advertising Revenues	105.05	101.18	3.8
Book and Right Sales	74.25	84.11	(11.7)
Newspaper Sales	59.81	51.69	15.7
Printing Services Sales	20.26	17.54	15.5
Music Sales	6.11	2.15	184.2
Other revenues	38.36	22.80	68.3
Total revenues	**303.84**	**279.47**	**8.7**

Advertising revenues increased by 3.8% year-on-year. Caracol was first time consolidated in April 2002 and contributed €4.4 million in advertising revenues during the first three months of 2003. Without the effect of this figure, advertising revenues would have declined by 0.5% year-on-year, outperforming the Spanish advertising market in every media channel in which Prisa is present.

Regarding the advertising performance by divisions, it is worth mentioning the significant growths in Radio (+2.4%), Diario As (+21.3%), Regional Press (+62.5%), Cinco Días (+5.3%) and Localia TV (+48.0%). Advertising revenues of El País remained practically unchanged with regards to 1Q 2002.

Book & Right sales dropped by 11.7%, down to €74.25 million.

The depreciation of the currencies of the Latin American countries where Santillana operates is reflected in these figures, and has conditioned the drop.

Stripping out the effect of the devaluations, which led book and right sales to decline by €24 million, book & right sales would have increased by 17%.

Magazine and Newspaper sales experienced an increase of 15.7% reaching €59.81million. Circulation figures of the main newspapers and magazines of the group increased notably as it can be seen below:


EL PAIS
446,943
+10.8%
495,104
1Q 2003
5 DIAS
-2.5%
26,390
25,733
1Q 2002
1Q 2003
AS
+33.8%
159,005
212,762
1Q 2002
1Q 2003
REGIONAL PRESS
+24.8%
30,284
37,783
1Q 2002
1Q 2003
CINEMANIA
+145.5%
28,959
71,092
1Q 2002
1Q 2003
ROLLING STONES
+24.1%
36,802
45,664
1Q 2002
1Q 2003

Despite the printing market continued to undergo a complex environment, with overall downfalls in both, activity and prices, **the printing services sales** rose by 15.5%, namely due to the gaining of new clients in Spain.

Music sales experienced an increase of 184.2%. In spite of the sluggishness of the music sales worldwide, singularly affected by the piracy phenomenon and the Internet downloading, the group activities related to the organization of events and concerts had a good performance.

Other operating revenues increased by 68.3% mainly due to the higher revenues coming from promotions. Additionally, the higher audiovisual rights and programming sales due to the first time consolidation of the audiovisual producer, Tesela, in September 2002, and the higher sales of content to mobile telephony companies contributed to this growth.

Revenue breakdown by business line could be depicted as follows:


24%
20%
21%
30%
19%
15%
Advertising
Books and Rights
Newspapers
Others
January-March 2003
January-March 2002

Geographic distribution of revenues during the first quarter of 2003 and 2002 was the following:


1Q 2003
25%
75%
Spain
International
1Q 2002
32%
68%
Spain
International

The lower international contribution is explained by the negative differences of the exchange rate, which negatively impacted the revenues coming from Latin America.

Around 78% of the Group's international revenues came from the publishing business division, Santillana, 8% stemmed from the Printing unit, whereas the rest corresponded to the International Media business division.

EBITDA came in at €40.22 million, increasing by 0.4% with respect to the same period of the previous year.

EBIT amounted to €20.67 million, as compared to €22.65 million reached in the first quarter of 2002, which demonstrates a 8.7% decrease.
The significant operating improvement experienced by El País, Radio, Specialised Press, Prisacom and GDM was not able to offset the following:

- The impact of the depreciations of the Latin American currencies and the dollar versus the euro in the Santillana accounts, which led EBIT to decline by €9.6 million.

- The negative contribution of the new business divisions such as *Local TVs*, *Music* and the *International Media*, which was also affected by the depreciations of the Latin American currencies.

- The worse performance of the *printing* business, whose market continued to face a complex environment with overall downfalls in both activity and prices.

Without the effect of the currency depreciations, EBIT would have increased by 34%.

The equity method result, mainly included the stakes in Sogecable, Antena 3 Radio and Iberbanda, which was included in the scope of consolidation for the first time in 2003, contributing a €1.7 million loss.

The **goodwill amortization** declined by 13.3% due to the elimination of the goodwill generated in the purchase of Grupo Caracol and Participaciones de Radio Latinoamericanas, S.L as a consequence of the agreement reached with the Grupo Bavaria, where it was set an adjustment in the price of the investment carried out by Grupo Prisa in 1999 in those companies.

The **extraordinary result** included €9 million stemming from the reversion of the provision that took place in Iberbanda, as the Group increased its stake in it. As a result, Iberbanda, which was entered as a long term investment in Grupo Prisa accounts, was first time consolidated by the equity method. That figure explained the y-o-y variation.

During 2002 the Group recorded revenues derived from tax credits corresponding to the 25% of the investments carried out in 2001 in Moderna, in Brazil, and Radiopolis, in Mexico. As those tax credits finished in 2002 and no new tax credits have been applied during 2003, an income tax expense amounted to €4.53 million has arisen, in comparison to €27.57 million revenues registered in 1Q 2002.

Consequently, **net income** reached €5.89 million as opposed to €32.76 million recorded in the same period of the previous year, which demonstrates a 82% decrease. However, this figure is above the one included in the budget of the Group.

BALANCE SHEET

ASSETS	€ Million 03/31/2003	€ Million 12/31/2002
TOTAL FIXED ASSETS	**686.14**	**695.59**
Start-up expenses	18.79	20.40
Intangible assets	126.24	128.53
Tangible fixed assets	332.07	338.67
Long-term financial investments	181.33	180.28
Treasury stock	27.71	27.71
GOODWILL IN CONSOLIDATION	**248.15**	**252.36**
DEFERRED CHARGES	**4.10**	**4.06**
CURRENT ASSETS	**572.02**	**549.69**
Inventories	96.34	94.38
Accounts receivable	417.31	400.76
Short-term financial investments	24.99	27.10
Cash	16.82	15.81
Prepayments	14.70	9.75
Subscribed shares not paid-in	1.86	1.89
TOTAL ASSETS	***1,510.41***	***1,501.70***

LIABILITIES	€ Million 03/31/2003	€ Million 12/31/2002
TOTAL SHAREHOLDERS EQUITY	**622.26**	**619.47**
Capital Stock	21.88	21.88
Controlling company reserves	594.49	515.53
Income attributed to the controlling company	5.89	82.06
MINORITY INTEREST	**29.34**	**31.91**
DEFERRED REVENUES	**22.87**	**20.56**
PROVISIONS FOR CONTINGENCES & EXPENSES	**21.75**	**21.39**
LONG TERM LIABILITIES	**338.11**	**343.49**
Payable to credit entities	319.02	323.31
Other long-term debts	19.09	20.18
CURRENT LIABILITIES	**476.08**	**464.88**
Payable to credit entities	162.78	155.45
Trade accounts payable	171.16	168.49
Other short-term debts	136.06	136.17
Accrual accounts	6.08	4.77
TOTAL LIABILITIES	***1,510.41***	***1,501.70***

INVESTMENTS

The debt control policy carried out by the Group as well as the circumstances prevailing in the market, led to a rationalization of the investments - which include investments in tangible fixed assets and intangible assets as well as long-term financial investments-, during the first quarter of the year. Thereby, total investments amounted to €19.3 million as opposed to €32 million during the same period of the previous year.

Total investments, by business divisions, were the following:

INVESTMENTS 1Q 2003	€ Million
Publishing	10.14
El País	3.81
Leisure & Entertainment	1.51
Radio	1.35
Others	2.50
Total	**19.31**

NET DEBT

Net debt as of March 31, 2003 amounted to €440 million in comparison to €436 million as of December 31, 2002.

NET DEBT 1Q 2003	€ Million
Financial debt	
Long Term	319.02
Short Term	162.78
Cash and short term financial investments	41.81
Net debt	**439.99**

Long-term debt accounted for 66% of the total financial debt.
By currency, 65% of the debt was in euros and the rest in dollars.
The ratio net debt to equity as of March 31 2003 was 70.7%.

CASH FLOW STATEMENT

	03/31/2003
EBIT	**20.67**
Depreciation & Amortization	19.73
Change in Working capital items	-19.59
Investments	-19.31
Free Cash Flow	**1.50**
Financial Result	-5.54
Extraordinary result	2.72
Taxes	-4.53
Others	1.71
NET DEBT CHANGE	**4.14**

BUSINESS DIVISIONS PERFORMANCE

- EBIT of **El País** increased by 39.3% up to €18.2 million. Circulation figures increased substantially.
- **Radio** revenues and EBIT increased by 2.4% and 10.3% respectively.
- **Good performance of the schoolbook sales in Latin America** in local currency terms.
- **Specialised and Regional Press** reduced significantly its operating losses. The sport newspaper **Diario As increased its average daily circulation by 33.8% up to 212,762 copies.**
- Operating losses of the **Internet division, Prisacom,** improved significantly.
- **The International Media** continued to consolidate, with revenues increasing by 32%, due to the contribution of Caracol.
- **The Printing business** continued to undergo a difficult environment, experiencing overall downfalls in activity and prices.

OPERATING REVENUES			
	CUMULATIVE TO MARCH		
€ Million	2003	2002	Var %
El País	75.32	70.10	7.5
Spec. & Regional Press	29.21	23.27	25.5
Radio	41.96	40.98	2.4
Local TV	2.87	3.51	(18.2)
International Media	10.34	7.79	32.7
Education & General Editions	75.82	86.81	(12.7)
Prisacom	2.53	2.64	(4.2)
Leisure & entertainment	23.26	4.30	-
Printing	27.28	25.45	7.2
GDM	19.22	17.90	7.4
Distribution	52.77	41.20	28.1
Others	4.81	4.58	5.0
Consolidation Adjustments	(61.55)	(49.06)	23.9
TOTAL	**303.84**	**279.47**	**8.7**

EBIT			
	CUMULATIVE TO MARCH		
€ Million	2003	2002	Var %
El País	18.15	13.03	39.3
EBIT Margin	**24.1%**	**18.6%**	
Spec. & Regional Press	(0.94)	(2.68)	64.9
EBIT Margin	**(3.2%)**	**(11.5%)**	
Radio	5.37	4.87	10.3
EBIT Margin	**12.8%**	**11.9%**	
Local TV	(3.05)	(3.01)	(1.3)
EBIT Margin	**-**	**(85.7%)**	
International Media	(1.92)	(1.81)	(6.1)
EBIT Margin	**(18.6%)**	**(23.2%)**	
Education & General Edition	9.24	14.38	(35.7)
EBIT Margin	**12.2%**	**16.6%**	
Prisacom	(2.91)	(3.28)	11.3
EBIT Margin	**-**	**-**	
Leisure & Entertainment	(2.90)	(1.73)	(68.2)
EBIT Margin	**(12.5%)**	**(40.2%)**	
Printing	1.10	2.92	(62.3)
EBIT Margin	**4.0%**	**11.5%**	
GDM	0.75	0.67	11.9
EBIT Margin	**3.9%**	**3.7%**	
Distribution	0.14	0.07	100.0
EBIT Margin	**0.3%**	**0.2%**	
Others	(2.36)	(0.78)	
TOTAL	**20.67**	**22.65**	**(8.7)**

EL PAÍS

€ Million	CUMULATIVE TO MARCH 2003	2002	Var %
Operating Revenues	75.32	70.10	7.5
Operating Expenses	57.17	57.07	0.2
EBIT	18.15	13.03	39.3
%/Sales	24.1%	18.6%	
EBITDA	21.57	15.77	36.8

Operating revenues


€ Million
100,0
80,0
60,0
40,0
20,0
0,0
70,1
75,3
1Q 2002
1Q 2003

EBIT


€ Million
30,0
20,0
10,0
0,0
13,0
18,2
1Q 2002
1Q 2003

El País improved its soundness and profitability during the first quarter of 2003. The excellent performance of revenues, which increased by 7.5%, together with the significant cost-cutting initiatives, resulted in an EBIT increase of 39%, reaching a margin EBIT of 24%.

- **Circulation revenues,** which represented 47% of total revenues, experienced a growth of 13.3%, due to the substantial increase in the circulation figures. The success of the promotions that took place during the first quarter of the year ("Un País de Cine – 45 DVD's of Spanish movies- and "Los discos de tu vida" -25 CD's of Music- and "España sello a sello") contributed this performance.

Circulation of both the **daily newspaper** and the Sunday edition, **El País Semanal (EPS),** during the first quarter of 2003 increased substantially as it can be seen below:

	January-March 2003	January-March 2002	Var %
Diario El País	495,104	446,943	10.8
El País Semanal	874,242	779,288	12.2

Additionally, the cover price increase from €0.9 to €1 that took place as of March 4 2002 had a favourable effect on the comparison basis.

-Advertising Revenues, which accounted for 50% of total revenues, remained almost flat (-0.3%) with respect to the same period of the previous year, despite the negative impact that the war with Iraq had on the advertising market.
The advertising revenues at El País outperformed the advertising market of the national press in Spain, which according to estimates of the industry, experienced a 8.5% drop.

Despite the increase in the number of copies printed, **the newsprint consumption**, which accounted for 20% of total operating expenses, experienced only a slight increase of 0.6% year-on-year, due to lower prices.
In addition, external services and supply expenses declined notably.

Profitability increased significantly, and **EBIT margin** came in at 24.1%, a notable improvement in relation to 18.6% posted in 1Q 2002.

SPECIALISED AND REGIONAL PRESS

€ Million	CUMULATIVE TO MARCH 2003	2002	Var %
Operating Revenues	29.21	23.27	25.5
Operating Expenses	30.15	25.95	16.2
EBIT %/Sales	(0.94) (3.2%)	(2.68) (11.5%)	64.9
EBITDA	(0.24)	(1.96)	87.8

Operating revenues


€ Million
40,0
20,0
0,0
23,3
29,2
1Q 2002
1Q 2003

EBIT


€ Million
10,0
0,0
-10,0
-20,0
-2,7
-0,9
1Q 2002
1Q 2003

The substantial increase in revenues experienced by the newspaper As, Regional Press, and Cinco Días, together with the effort made in the control of the expenses, led to a significant decline of the operating losses.

As figures remarkably improved, highlighting the following issues:

- **Circulation revenues** increased by 37.9%, namely due to the substantial increase in the average daily circulation. During the first quarter of 2003 the average daily circulation reached 212,762 copies, in comparison to 159,005 copies reached in the first quarter of 2002, a 33.8% increase.

  In addition, the comparison basis was easier as the cover price was increased from €0.75 to €0.8 in March 2002.

- **Advertising revenues** increased by 21.3%.

- EBIT increased significantly, up to €0.76 million as compared to €0.13 million recorded in the same period of the previous year.

The average daily circulation obtained by **Cinco Días** was 25,733 newspapers, as compared to 26,390 copies reached in 2002, a 2.5% decline.

Advertising revenues increased by 5% year-on-year and revenues derived from promotions rose by 60%.

Regional Press reduced its losses notably, driving to a negative EBIT of €0.39 million in comparison to the negative €1.50 million registered in the previous year. This improvement is namely explained by higher advertising and circulation revenues, which increased by 62.5% and 49.7% respectively, and to the cost control initiatives.

The weekend supplement EL DOMINICAL, arisen from the agreement reached between Grupo Prisa and Grupo Zeta, began to be commercialized on September 22, 2002. Without its contribution, advertising and circulation revenues would have increased by 16% and 29% respectively.

RADIO

€ Million	CUMULATIVE TO MARCH 2003	2002	Var %
Operating Revenues	41.96	40.98	2.4
Operating Expenses	36.59	36.12	1.3
EBIT %/Sales	5.37 12.8%	4.87 11.9%	10.3
EBITDA	6.60	5.99	10.2

Operating revenues


€ Million
60,0
50,0
40,0
30,0
20,0
10,0
0,0
41,0
42,0
1Q 2002
1Q 2003

EBIT


€ Million
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
4,9
5,4
1Q 2002
1Q 2003

During the first quarter of 2003, the **operating revenues** of the Radio business unit in Spain increased by 2.4%, in spite of the advertising market sluggishness.
The indisputable leadership of Grupo Prisa in this industry allowed it to outperform the radio market, which, according to our estimates, experienced a 1% drop.

The increase in the advertising revenues, together with the cost control effort, led **EBIT** to **improve** by 10.3%. In addition, EBIT margin stood at 12.8%.

Regarding **audience**, EGM's first wave confirmed, once again, the leadership of SER, both in conventional radio and in radio formulas. It is worth mentioning that, in conventional radio, SER beat the record of audience within the Spanish radio industry, with 4,984,000 listeners, 553,000 more than in the third wave of 2002.

LOCAL TV

€ Million	CUMULATIVE TO MARCH 2003	2002	Var %
Operating Revenues	2.87	3.51	(18.2)
Operating Expenses	5.92	6.52	(9.2)
EBIT	(3.05)	(3.01)	(1.3)
%/Sales	-	(85.7%)	
EBITDA	(2.59)	(2.47)	(4.9)


Operating Revenues
€ Million
8,0
6,0
4,0
2,0
0,0
3,5
2,9
1Q 2002
1Q 2003


EBIT
€ Million
0,0
-4,0
-8,0
-3,0
-3,1
1Q 2002
1Q 2003

The local TV business continues to consolidate its position within the TV industry. Several legal initiatives suggest an improvement and consolidation of the regulatory framework that will make possible the development of the sector.
Currently, the number of TV broadcasters in Spain under the brand Localia amounts to 73.

Despite the advertising revenues rose by 48% year-on-year, operating revenues declined by 18% due to the cancellation, in July 2002, of the Extremadura autonomous TV broadcasting, to whom Prisa supplied programming and contents.

The effort made in the control of the expenses, which decreased by 9.2% year-on-year, partly offset the revenues drop, thereby EBIT remaining almost flat with regards to the same period of the previous year.

INTERNATIONAL MEDIA

€ Million	CUMULATIVE TO MARCH 2003	2002	Var %
Operating Revenues	10.34	7.79	32.7
Operating Expenses	12.26	9.60	27.7
EBIT %/Sales	(1.92) (18.6%)	(1.81) (23.2%)	(6.1)
EBITDA	(0.74)	(0.94)	21.3

Operating revenues


€ Million
20,0
15,0
10,0
5,0
0,0
7,8
10,3
1Q 2002
1Q 2003

EBIT


€ Million
2,0
0,0
-2,0
-4,0
-1,8
-1,9
1Q 2002
1Q 2003

This business division includes **Participaciones de Radio Latinoamericanas (PRL)** in Chile, Costa Rica, USA, France and Panama, **Grupo Caracol** in Colombia, **Radiópolis** in Mexico and **Garafulic** in Bolivia.

The increase in revenues and expenses with regards to 1Q 2002 was mainly due to the contribution of Caracol, which was fully consolidated for the first time in April 2002. During the first three months of the year, Caracol contributed €4.5 million in revenues and €0.3 million of operating losses to Grupo Prisa´s income statement.

The currency depreciations also affected this business division, driving revenues to decline by €2 million.

Additionally, during the first quarter of 2003 the programming and contents of the broadcasters in Mexico and Panama were renewed. Furthermore, some changes were introduced in the broadcasters of Radio Caracol and Chile.
The Prisa project for its radio in America includes the export and adaptation to the American broadcasters of formats that have proved to be very successful in Spain because of its high quality. Currently, they are broadcasting in Mexico, Colombia and Chile and have been warmly welcomed.

The position of the Group in Bolivia is pending the resolution of the Arbitration Chamber of Paris regarding a litigious with the Group Garafulic.

EDUCATION AND TRAINING

€ Million	CUMULATIVE TO MARCH 2003	2002	Var %
Operating Revenues	**75.82**	**86.81**	**(12.7)**
Operating Expenses	**66.58**	**72.43**	**(8.1)**
EBIT	**9.24**	**14.38**	**(35.7)**
%/Sales	**12.2%**	**16.6%**	
EBITDA	**15.24**	**20.95**	**(27.3)**

Operating revenues


€ Million
120,0
100,0
80,0
60,0
40,0
20,0
0,0
86,8
75,8
1Q 2002
1Q 2003

EBIT


€ Million
20,0
15,0
10,0
5,0
0,0
14,4
9,2
1Q 2002
1Q 2003

From an operating point of view, the **Education and Training** division had a good performance.

The schoolbook campaigns, which in the first quarter of the year take place in all the countries of Latin America excluding Mexico and Venezuela, recorded a good performance, and revenues in local currency terms increased notably in most of the countries.

The performance was conditioned by the currency depreciations of the Latin American countries where Santillana operates, what makes it difficult the y-o-y comparison. The total impact of the depreciations led Santillana's revenues and EBIT to decline by €24 million and €9.6 million respectively. Stripping out this effect, Santillana's revenues and EBIT would have increased by 15% and 31% respectively.

LEISURE & ENTERTAINMENT

€ Million	CUMULATIVE TO MARCH 2003	2002	Var %
Operating Revenues	23.26	4.30	-
Operating Expenses	26.16	6.03	-
EBIT %/Sales	(2.90) (12.5%)	(1.74) (40.2%)	(66.7)
EBITDA	(1.35)	(1.37)	1.5

Operating revenues


€ Million
25,0
20,0
15,0
10,0
5,0
0,0
4,3
23,3
1Q 2002
1Q 2003

EBIT


€ Million
2,0
-2,0
-6,0
-1,7
-2,9
1Q 2002
1Q 2003

The remarkable increase in revenues and expenses was due to the promotions that the Music division carried out for El País.

Nevertheless, despite the sluggishness of the music market worldwide, the group activities related to the organization of events and concerts as well as the edition of records had a good performance.

Additionally, the **audiovisual producer, Tesela**, which was first time consolidated in September 2002, also contributed to these figures.

PRISACOM

€ Million	CUMULATIVE TO MARCH 2003	2002	Var %
Operating Revenues	2.53	2.64	(4.2)
Operating Expenses	5.44	5.92	(8.1)
EBIT %/Sales	(2.91) -	(3.28) -	11.3
EBITDA	(2.31)	(2.76)	16.3

Operating revenues


€ Million
6,0
4,0
2,0
0,0
2,6
2,5
1Q 2002
1Q 2003

EBIT


€ Million
2,0
0,0
-2,0
-4,0
-6,0
-8,0
-3,3
-2,9
1Q 2002
1Q 2003

The main business lines focus on the content sale to mobile telephony companies, and advertising. The former represented 56% of total revenues, while the latter accounted for 12% of revenues.

Operating losses decreased by 11.3%, namely due to the meaningful cost-cutting measures.

As of November 2002, the site El *Pais.es* launched its new pay-per-view digital edition. This new version offers real time updated information, motion photos, multimedia elements and interactive quality for users.
Currently, the number of paid subscriptions amounts to 16,000. Besides, 6,000 more users are included in a promotion period, what enable them to have free access to a large variety of contents and exclusive services.

MEDIA ADVERTISING SALES (GDM)

€ Million	CUMULATIVE TO MARCH 2003	2002	Var %
Operating Revenues	**19.22**	**17.90**	**7.4**
Operating Expenses	**18.47**	**17.23**	**7.2**
EBIT **%/Sales**	**0.75** **3.9%**	**0.67** **3.7%**	**11.9**
EBITDA	**0.86**	**0.77**	**11.7**

The Spanish advertising market continues to show signs of weakness, although during the first quarter of 2003 experienced a slight recovery fuelled by the good performance of TV. The local advertising in press and radio had a good performance.
On the contrary, press continued to be hit by the adverse economic situation, mainly in both national and financial press.

The Group leadership in every media channel has allowed it to outperform the market.

In order to analyze the performance of this business division in accordance with its nature, it is important to calculate the net operating revenues. These remained flat over the course of the year.

€ Million	CUMULATIVE TO MARCH 2003	2002	Var %
Operating revenues	**19.22**	**17.90**	**7.4**
COGS	**14.80**	**13.47**	**9.9**
Net operating revenues	**4.42**	**4.43**	**(0.2)**

Nevertheless, the remarkable effort made in cost-cutting terms drove both EBITDA and EBIT to increase by 12% year-on-year.

Approximately 42% of the total advertising managed by GDM related to non-Group media and associated companies.

PRINTING

€ Million	CUMULATIVE TO MARCH 2003	2002	Var %
Operating Revenues	27.28	25.45	7.2
Operating Expenses	26.18	22.53	16.2
EBIT	1.10	2.92	(62.3)
%/Sales	4.0%	11.5%	
EBITDA	3.86	5.46	(29.3)

Revenues


€ Million
40,0
30,0
20,0
10,0
0,0
25,5
27,3
1Q 2002
1Q 2003

EBIT


€ Million
5,0
4,0
3,0
2,0
1,0
0,0
2,9
1,1
1Q 2002
1Q 2003

Revenues increased by 7.2% mainly due to the gaining of new clients in Spain, despite the printing market continued to face a complex environment in terms of price and activity downfalls. Nevertheless, the growth in the variable costs together with an increase in the depreciation expenses derived from the acquisition of new machinery, led EBIT to decline.

Revenue breakdown by geographic region (both national and exports) and kind of client (Clients of the Group and third parties) was as follows:

Clients of the Group: 25%



Third parties: 75%

Exports: 24%



National: 76%

ITEM 6

Madrid, 26 de mayo de 2003.

COMUNICACIÓN DE INFORMACIÓN RELEVANTE

PROMOTORA DE INFORMACIONES, S.A. comunica que su filial GRUPO SANTILLANA DE EDICIONES, S.L. se ha desprendido de su participación del 66'96% en el capital social de NET LANGUAGES, S.L., en favor de INTERNATIONAL HOUSE y otros, por un precio no significativo.

NET LANGUAGES, S.L., es una sociedad dedicada a la creación y comercialización de cursos de idiomas basados en Internet; GRUPO SANTILLANA, a través de su filial SANTILLANA FORMACIÓN, S.L., mantiene la distribución exclusiva en España de los cursos de idiomas de NET LANGUAGES, S.L. por un plazo de tres años.

De esta manera, SANTILLANA FORMACIÓN, S.L. centra su actividad, dentro del negocio de "e-learning", en la generación de contenidos específicos para la formación continua de sus clientes, sin perjuicio de alcanzar acuerdos estratégicos de distribución de contenidos complementarios con otros proveedores.

ITEM 7

COMUNICACIÓN INFORMACIÓN RELEVANTE

Groupe Canal + S.A. ha notificado a Promotora de Informaciones S.A., con la antelación contractualmente prevista, su voluntad de dar por terminado el acuerdo de accionistas de Sogecable, S.A., suscrito por ambas el 28 de junio de 1999 y que fue objeto de novación el 4 de diciembre de 2000, una vez concluya el presente período anual. Por consiguiente, este acuerdo de accionistas de Sogecable, S.A. cesará de estar en vigor a partir de 31 de diciembre de 2003.

ITEM 8

Grupo PRISA 

A los efectos de lo previsto en el artículo 2 del Real Decreto 377/1991 de 15 de marzo, se hace constar a ese Registro, en relación con el acuerdo de accionistas de Sogecable, S.A., suscrito por Groupe Canal+, S.A. y Promotora de Informaciones, S.A., que dicho acuerdo fue prorrogado automáticamente hasta 31 de diciembre de 2003 (Hecho Relevante nº 36.583) y que Groupe Canal+, S.A. ha notificado a Promotora de Informaciones, S.A. con la antelación contractualmente prevista, su voluntad de dar por terminado el acuerdo a partir de 31 de diciembre de 2003 (Otras comunicaciones nº 14.533).

En Madrid a 26 de junio de 2003

Miguel Satrústegui Gil-Delgado
Secretario General

ITEM 9

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GROUPE CANAL PLUS WILL EXERCISE ITS VOTING RIGHTS IN SOGECABLE INDEPENDENTLY BEGINNING NEXT YEAR

18-06-2003

Groupe Canal +, subsidiary of Vivendi Universal, has given notification that it does not intend to renew the shareholders agreement that it has signed with Grupo PRISA in the Spanish company Sogecable. In 1999, the two communications groups signed an agreement by virtue of which they would jointly exercise their voting rights. The agreement has been renewed twice and will continue in effect until the end of this year. Therefore, Groupe Canal + will begin acting on its own account in the highest executive body of the company beginning on January 1, 2004, and may make free use of its shares.

Sogecable is the owner of the private pay television channel Canal + España, and the Canal Satélite digital platform. The company is about to close the merger with its former competitor Vía Digital, which was initiated a little more than a year ago. When this process is finished, Groupe Canal + will control 16.38% of the company, the same percentage as PRISA, and Telefónica, which up to now was the owner of Vía Digital, will hold 23%.
However, in the merger negotiations, Telefónica waived its voting rights corresponding to the shares in excess of the percentages of the other two partners at the time of the conversion. This will give the operator a presence on the board of directors of Sogecable that is similar to that of the rest of the reference shareholders, approximately five representatives.

The rescinding of the agreement coincides with the news that Vivendi Universal is studying the sale of certain assets to reduce its liabilities. In fact, the group has been involved in a process of de-investment since Jean-René Fourtou became chairman in July 2002. Last year it sold its publishing companies in Europe and Latin America to Lagardère for 1,250 million euros, the Italian television broadcaster Telepiù to magnate Rupert Murdoch for 1,000 million euros, and 20.4% of Vivendi Environment to EDF for 1,856 million. It has also expressed its intention to find a buyer for the former Universal, and hinted that it was negotiating the sale of Universal Music to Apple for 5,500 million.

This policy has allowed it to reduce losses by 60.9% in the first quarter of this year, to 319 million and it has likewise reduced its debt since Fourtou's arrival from 35,000 million to 14,000 in May of this year.

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ITEM 10

Madrid, 30 de junio de 2003

COMUNICACIÓN DE INFORMACIÓN RELEVANTE

PROMOTORA DE INFORMACIONES S.A. comunica que su filial GRUPO EMPRESARIAL DE MEDIOS IMPRESOS, SL. (GMI), ha vendido a ICAL MEDIATEL, SL., el 60% de las acciones de NUEVO DIARIO DE VALLADOLID, S.A., por el precio de 1.052.000 Euros.

ICAL MEDIATEL, SL., sociedad perteneciente al grupo multimedia castellano y leonés PROMOTORA DE MEDIOS DE CASTILLA Y LEÓN (PROMECAL) ya era titular del 40% restante del capital social de NUEVO DIARIO DE VALLADOLID, S.A. con anterioridad a la referida transmisión.

La operación se inscribe en el proceso de reorganización del proyecto de prensa regional de GMI.

ITEM 11


Grupo PRISA

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GRUPO DE MEDIOS IMPRESOS SELLS ITS SHAREHOLDINGS IN THE PUBLISHING COMPANY OF *EL DÍA DE VALLADOLID*

30-06-2003



Grupo Medios Impresos (GMI), Grupo PRISA´s company that manages the Group´s activities in the local and regional press sector, has sold 60% of the shares of Nuevo Diario de Valladolid, S.A., the company that publishes the newspaper El Día de Valladolid, to ICAL MEDIATEL, S.L. The total price for the sale was 1,052,000 euros.



The company ICAL MEDIATEL, S.L., which belongs to the multimedia group Promotora de Medios de Castilla y León (PROMECAL), already owned the remaining 40% of the capital of Nuevo Diario de Valladolid prior to this transfer.



The sales operation is part of the process of reorganization of the regional press project of GMI, which has three daily newspapers in Andalucia (*El Correo de Andalucía, Odiel* and *Jaén*), with a significant shareholding in the newspaper *La Voz de Almería.*


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